UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 18, 2011

Commission File Number: 001-33800

SearchMedia Holdings Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

13F Central Modern Building 488 Xin Hua Rd, Putuo District Shanghai, China, 200060
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

The practice of Bernstein & Pinchuk LLP (“B&P”), independent registered public accounting firm of SearchMedia Holdings Limited (the “Company”), entered into a joint venture agreement with Marcum LLP and formed Marcum Bernstein & Pinchuk
LLP (“MarcumBP”) in a transaction pursuant to which B&P merged its China operations into MarcumBP and certain of the professional staff of B&P joined
MarcumBP as employees of MarcumBP (the "Merger"). Accordingly, B&P effectively resigned as the Company's independent registered public accounting firm and
MarcumBP became the Company's independent registered public accounting firm.
B&P’s resignation was communicated to the Company on April 22, 2011 via letter dated April 18, 2011, The change in the Company's independent registered public accounting firm was approved by the Audit Committee of the Company's Board of
Directors on April 22, 2011.

The principal accountant's reports of B&P on the financial statements of the
Company as of and for the years ended December 31, 2009 and December 31, 2008 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended December 31, 2009 and December 31, 2008 and through the effective date of the Merger, there were no disagreements with B&P on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to B&P’s satisfaction would have caused it to make reference thereto in connection with its reports on the financial statements for such years. During the years ended December 31, 2009 and December 31, 2008 and through April 12, 2011, the effective date of the
Merger, there were no reportable events of the type described in Item
304(a)(1)(v) of Regulation S-K.

During the years ended December 31, 2009 and December 31, 2008 and through April
12, 2011, the effective date of the Merger, the Company did not consult with
MarcumBP with respect to any of (i) the application of accounting principles to a specified transaction, either completed or proposed; (ii) the type of audit opinion that might be rendered on the Company's financial statements; or (iii)
any matter that was either the subject of a disagreement (as defined in Item
304(a)(1)(iv) of Regulation S-K) or an event of the type described in Item
304(a)(1)(v) of Regulation S-K.

The Company provided B&P with a copy of the foregoing disclosure and requested
B&P to furnish the Company with a letter addressed to the Securities and
Exchange Commission stating whether it agrees with the statements made therein.
A copy of such letter, dated April 22, 2011, furnished by Bernstein & Pinchuk
LLP, is filed as Exhibit 16.1 to this Form 6-K.

The Company's press release dated April 22, 2011 is attached hereto as Exhibit
99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SearchMedia Holdings Limited

Date: April 22, 2011	By:	Paul Conway
	Name:	Paul Conway
	Title:	Cheif Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

16.1	Letter to the SEC from Bernstein & Pinchuk dated April 22, 2011
99.1	Press Release Dated April 22, 2011